Name & Address of Seller	Title of shares	Date	Shares Sold	Gross Proceeds
Charles & Helen Schwab TTEE C & H Schwab Living Tr C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON	2/6/2023	62,890	$ 5,032,552.14
C & H Schwab Foundation Charles Schwab as Agent C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON	11/21/2022	62,895	$ 5,022,637.46
Charles R Schwab Partner HOS MBS INVESTMENTS LP A PARTNERSHIP C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON COMMON	2/3/2023 2/6/2023	64,515 62,890	$ 5,145,871.24 $ 5,037,306.62
Charles R Schwab TTEE C & H Schwab Liv Tr C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON	2/1/2023	121,066	$ 9,424,140.64
Charles R Schwab Partner HOS CSP INVESTMENTS LP A PARTNERSHIP C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON COMMON COMMON COMMON	2/3/2023 2/6/2023 2/7/2023 2/8/2023	64,515 62,890 62,890 62,500	$ 5,145,871.24 $ 5,037,306.62 $ 5,128,679.50 $ 5,096,081.25
Charles R Schwab TTEE HOS Grat Trust FBO C Schwab Paige C/O The Charles Schwab Corp 3000 Schwab Way Westlake, TX 76262	COMMON	2/13/2023	41,980	$ 3,422,935.85
Charles R Schwab TTEE	COMMON	2/13/2023	41,980	$ 3,401,765.34

HOS Grat Trust
FBO M B Schwab
C/O The Charles Schwab Corp
3000 Schwab Way
Westlake, TX 76262

Charles R Schwab TTEE	COMMON	2/13/2023	11,070	$	897,245.64
HOS 2016 GRAT II Tr					
FBO M C Paige					
C/O The Charles Schwab Corp					
3000 Schwab Way					
Westlake, TX 76262					